03045504

TOYOTA

TOYOTA INDUSTRIES CORPORATION
Head Office
Accounting Department
2-1,Toyoda-cho,Kariya-shi,
Aichi 448-8671 Japan
TEL : +81-566-22-2511
FAX : +81-566-27-5650
URL : www.toyota-industries.com

December 26, 2003

File No. 82-5112
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.20549

Re: TOYOTA INDUSTRIES CORPORATION - Rule12g3-2(b)

Dear Sir / Madam:

In order for us to comply with the requirements of Rule 12g3-2(b), we, TOYOTA INDUSTRIES CORPORATION (the "Company"), enclose herewith Exhibits 1 through 15, listed in the attached sheet, which are the English versions, English translations, adequate summaries and/or brief descriptions in English of the documents which were published by the Company in the period from April 1, 2003 to September 30, 2003 and which are all the documents of the Company required to be furnished to the U.S. Securities and Exchange Commission in respect of such period under Rule 12g3-2(b).

We will continue to submit to you the English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

TOYOTA INDUSTRIES CORPORATION

By ____________________
Name: Yasuharu Toyoda
Title : Managing Director

Attachment

List of materials published by the Company in Japan from April 1, 2003 to September 30, 2003

	Date	Description	Information provided to*
Exhibit 1	August 8, 2003	Annual Report of the Company concerning the fiscal year ended March 31, 2003	Investors
Exhibit 2	April 24, 2003	Consolidated and Non-Consolidated Financial Results concerning the fiscal year ended March 31, 2003 (Translation into English)	Exchanges
Exhibit 3	July 31, 2003	Consolidated Financial Results concerning the first quarter of fiscal 2004, three months ended June 30, 2003 (Translation into English)	Exchanges
Exhibit 4	June 27, 2003	Annual Securities Report (Brief Description in English)	DKFB Exchanges
Exhibit 5	June 2003	Annual Business Report concerning the fiscal year ended March 31, 2003 (Brief Description in English)	Shareholders
Exhibit 6	June 10, 2003	Notice of the Convocation of the 125th Ordinary General Meeting of Shareholders (Brief Description in English)	Shareholders
Exhibit 7	June 27, 2003	Notice of Results of the 125th Ordinary General Meeting of Shareholders (Brief Description in English)	Shareholders
Exhibit 8	April 24, 2003	Press Release regarding "Notice Concerning Stock Options (Stock Acquisition Rights)" (Brief Description in English)	Public
Exhibit 9	April 24, 2003	Press Release regarding "Notice Concerning Repurchase of Shares" (Brief Description in English)	Public

Exhibit 10	May 15, 2003	Press Release regarding "Aichi Became a Subsidiary of TICO" (Brief Description in English)	Public
Exhibit 11	May 26, 2003	Press Release regarding "Notice Concerning Conclusion of Stock Exchange Agreement" (Brief Description in English)	Public
Exhibit 12	June 2, 2003	Press Release regarding "TICO Established Global Cash Management Structure" (Brief Description in English)	Public
Exhibit 13	July 1, 2003	Press Release regarding "TICO Establishment of a Materials Handling Equipment Distributor in Australia" (Brief Description in English)	Public
Exhibit 14	July 31, 2003	Press Release regarding "Notice Concerning Granting of Stock Options (Stock Acquisition Rights)" (Brief Description in English)	Public
Exhibit 15	August 1, 2003	Press Release regarding "Notice Concerning the Determination of the Exercise Price of Stock Options (Stock Acquisition Rights)" (Brief Description in English)	Public

* "Exchanges" stands collectively for the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange, on each of which the shares of common stock of TOYOTA INDUSTRIES CORPORATION are listed. "DKFB" stands for Director of Kanto Finance Bureau.

Exhibit 4

(Brief Description)

June 27, 2003

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1
of the Securities and Exchange Law)

The 125th Fiscal Year
from April 1, 2002
to March 31, 2003

This Annual Securities Report concerning the fiscal year ended March 31, 2003 (hereinafter called the "Annual Securities Report") was, in accordance with Japanese laws and regulations, filed on June 27, 2003 with the Director of Kanto Local Finance Bureau of the Ministry of Finance of Japan. In addition, it is made available for public inspection at the office of Kanto Local Finance Bureau, on the EDINET Web site of the Ministry of Finance of Japan, and at each of the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION (the "Company") are listed.

Under Japanese laws and regulations, an Annual Securities Report is required to include certain information concerning the Company on both a consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year under review, which in this case was the fiscal year ended March 31, 2003.

The information in the Annual Securities Report, which is material to an investment decision, is substantially contained in the Annual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated December 26, 2003), as is the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 2, as listed in the letter referred to above).

Exhibit 5

(Brief Description)

June 2003

Annual Business Report

The 125th Fiscal Year
from April 1, 2002
to March 31, 2003

This Annual Business Report concerning the fiscal year ended March 31, 2003 (hereinafter called the "Annual Business Report") was sent to the shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") in June 2003.

It is not a requirement under any rules or regulations in Japan to prepare or make public an Annual Business Report; the Company voluntarily prepares the Annual Business Report and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Annual Business Report, which is material to an investment decision, is substantially contained in the Annual Report of the Company (see Exhibit 1, as listed in the letter of the Company to the Securities and Exchange Commission of the United States dated December 26, 2003), as is the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 2, as listed in the letter referred to above).

Exhibit 6

(Brief Description)

June 10, 2003

To: Shareholders

From: Tadashi Ishikawa
President
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken

Notice of Convocation of the 125th Ordinary General Meeting of Shareholders

We hereby notify you that the 125th Ordinary General Meeting of Shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") will be held as described below. Your attendance would be much appreciated.

If you are unable to attend the meeting in person, we would appreciate your reviewing the reference materials enclosed herewith and returning the enclosed voting card to us. In this case, please indicate whether you wish to vote "FOR" or "AGAINST" each agendum of the Matters to Be Resolved on the Agenda for the Meeting, and affix your seal to the card.

Description

1. Date and Time: June 27, 2003 at 10:00 a.m.

2. Place: Head Office of the Company at 2-1, Toyoda-cho, Kariya-shi, Aichi-ken

3. Agenda for the Meeting

Matters to Be Reported:

Statement of Operations, Balance Sheet and Statement of Income for the 125th Fiscal Year (from April 1, 2002 through March 31, 2003)

Matters to Be Resolved:

Agendum 1: Approval of the Proposed Appropriation of Retained Earnings for the 125th Fiscal Year

Agendum 2: Repurchase own shares of Common Stock

Agendum 3: Partial Amendments of the Articles of Incorporation

Agendum 4: Election of 30 Directors due to Expiration of Term of Office of Directors

Agendum 5: Election of one Corporate Auditor due to Expiration of Term of Office of Corporate Auditor

Agendum 6: Issuance of Stock Acquisition Rights for the transfer thereof to Directors and Employees of the Company without consideration

Agendum 7: Retirement and Severance Benefits for Retiring Directors and Corporate Auditor

Exhibit 7

(*Brief Description*)

June 27, 2003

To: Shareholders

From: Tadashi Ishikawa
President
TOYOTA INDUSTRIES
CORPORATION
2-1, Toyoda-cho, Kariya-shi,
Aichi-ken

Notice of Results of the 125th Ordinary General Meeting of Shareholders

We hereby notify you that the following reports and resolutions were made at the 125th Ordinary General Meeting of Shareholders of TOYOTA INDUSTRIES CORPORATION (the "Company") held today.

Description

Reported Matters:

Statement of Operations, Balance Sheet and Statement of Income for the 125th Fiscal Year (from April 1, 2002 through March 31, 2003)
The contents of the above-mentioned financial statements were reported.

Resolved Matters:

Agendum 1: Approval of the Proposed Appropriation of Retained Earnings for the 125th Fiscal Year

The above-mentioned proposal was approved and passed in its original form. As a result, the shareholders' cash dividends were determined to be 12 yen per share for the second half of this fiscal year. Including interim cash dividends, the total amount during the year ended March 31, 2003 was 22 yen and dividends payout ratio was 34%.

Agendum 2: Repurchase of Shares

The above-mentioned proposal was approved and passed in its original form. As a result, the Board of Directors of Toyota Industries Corporation was authorized to repurchase up to 20 million of the Company's common shares at a total purchase cost not exceeding 45 billion yen. This allows the Company to implement flexible capital policies in accordance with the business environment.

Agendum 3: Partial Amendments of the Articles of Incorporation

The above-mentioned proposal was approved and passed in its original form. Description of the amendments is as follows.

(The amended parts are underlined.)

Before Amendment	After Amendment
Art. 7 (Transfer Agent)	Art. 7 (Transfer Agent)
1. The Company shall have a transfer agent with respect to its shares.	1.～2. (same as at present)
2. The transfer agent and its place of business shall be determined by a resolution of the Board of Directors and shall be made public.	
3. The Shareholders' Register (hereinafter including the beneficial shareholders' register) of the Company shall be kept at the place of business of the transfer agent. Registration of transfer of shares, repurchase of shares constituting less than one unit (tangen) and other administrative matters relating to shares shall be handled by the transfer agent and not by the Company.	3. The Shareholders' Register (hereinafter including the beneficial shareholders' register) and Lost Stock Certificates' Register of the Company shall be kept at the place of business of the transfer agent. Registration of transfer of shares, repurchase of shares constituting less than one unit (tangen) and other administrative matters relating to shares shall be handled by the transfer agent and not by the Company.

Art. 13 (Method of Resolution) Unless otherwise stipulated by applicable laws or the Articles of Incorporation, a resolution at the general meeting of shareholders shall be adopted by the majority decision of shareholders with voting rights present at such a meeting. (newly established)	Art. 13 (Method of Resolution) 1. (same as at present) 2. Special resolutions as provided in Article 343 of the Commercial Code shall be adopted by the majority decision of not less than two-thirds (2/3) of the total number of shareholders with voting rights who are present at such a meeting and by not less than one-third (1/3) of the total number of all shareholders with voting rights.

Agendum 4: Election of 30 Directors

The 30 Directors were elected as originally proposed and all came into office.

Agendum 5: Election of one Corporate Auditor

The one Corporate Auditor was elected as originally proposed and came into office.

Agendum 6: Issuance of Share Acquisition Rights for the transfer thereof to Directors and Employees of the Company without consideration

The above-mentioned proposal was approved and passed in its original form (see Exhibit 14 for more detail).

Agendum 7: Retirement and Severance Benefits for Retiring Directors and Corporate Auditor

The above-mentioned proposal was approved and passed in its original form.

Exhibit 8

(Brief Description)

Press Release regarding "Notice Concerning Stock Options (Stock Acquisition Rights)"

April 24, 2003

At its meeting held on April 24, 2003, the Board of Directors of Toyota Industries Corporation ("TICO") resolved an agenda to propose the issue of Stock Acquisition Rights, for the purpose of granting stock options, pursuant to Article 280-20 and Article 280-21 of the Commercial Code, to the Ordinary General Meeting of Shareholders. We hereby inform you as follows:

1. Reason for Issue of Stock Acquisition Rights without Consideration

   TICO will issue Stock Acquisition Rights without consideration to directors and employees of TICO in order to enhance enthusiasm and raise morale for improving business performance.

2. Summary of Terms of Issue of Stock Acquisition Rights

   (1) Class and Number of Stocks to be Issued or Transferred upon Exercise of Stock Acquisition Rights

   Up to 900,000 stocks of TICO common stock

   (2) Total Number of Stock Acquisition Rights to be Issued

   Up to 9,000 (the number of stocks to be issued or transferred upon exercise of one Stock Acquisition Right shall be 100.)

   (3) Issue Price of Stock Acquisition Rights

   No consideration shall be paid at the time of issuance of the Stock Acquisition Rights.

   (4) Amount to be Paid upon Exercise of Stock Acquisition Rights

The grant price is the higher price of either the closing price on the Tokyo Stock Exchange on the date of grant or 1.05 times the average closing price in the full calendar month prior to the month of the grant date.

(5) Exercise Period of the Stock Acquisition Rights

From July 1, 2005 to June 30, 2009

(6) Conditions of Exercise of Stock Acquisition Rights

The grantee of the Stock Acquisition Rights should be a director or an employee of TICO. In case of voluntary retirement or age-limit retirement, the rights granted to the grantee will be exercisable for up to 18 months following his/her voluntary retirement or age-limit retirement.

Other conditions shall be provided for in the contracts to be executed between TICO and the grantees of the Stock Acquisition Rights pursuant to the resolution of the Ordinary General Meeting of Shareholders of this year and the resolution of a meeting of the Board of Directors.

(7) Events and Conditions of Cancellation of Stock Acquisition Rights

Stock Acquisition Rights may be cancelled without consideration upon approval by an Ordinary General Meeting of Shareholders of an agendum on a merger agreement in which TICO is a company to be dissolved, and an agendum on a share exchange agreement or a share transfer by which TICO will become a wholly-owned subsidiary.

TICO may cancel the Stock Acquisition Rights without consideration if the grantee of the Stock Acquisition Rights becomes no longer qualified to exercise such rights.

(8) Restriction on Transfer of Stock Acquisition Rights

Transfer of Stock Acquisition Rights shall be subject to an approval of the Board of Directors.

Note: The above resolution shall be conditional upon the agendum "Issue of

Stock Acquisition Rights without Consideration to Directors and Employees of TICO" to be approved at the 125th Ordinary General Meeting of Shareholders scheduled to be held on June 27, 2003.

File No. 82-5112

Exhibit 9

(Brief Description)

Press Release regarding "Notice Concerning Repurchase of Shares"

April 24, 2003

At its meeting held on April 24, 2003, the Board of Directors of Toyota Industries Corporation ("TICO") resolved an agenda to repurchase its shares under the provision of Article 210 of the Commercial Code. We hereby inform you as follows:

1. Reasons for repurchase

   In order to implement flexible capital policies in accordance with the business environment

2. Type of shares to be repurchased

   Shares of TICO common stock

3. Aggregate number of shares to be repurchased

   Up to 20,000,000 shares (6.4% of shares, issued)

4. Aggregate purchase cost of shares

   Up to 45,000,000,000 yen

Note: The above resolution shall be conditional upon the agendum "Repurchase of Shares" to be approved at the 125th Ordinary General Meeting of Shareholders scheduled to be held on June 27, 2003.

Exhibit 10

(Brief Description)

Press Release regarding "Aichi Became a Subsidiary of TICO"

May 15, 2003

Toyota Industries Corporation ("TICO") announced that Aichi Corporation ("Aichi") has become a subsidiary of TICO. TICO obtained a warrant from Aichi on May 15, 2002, and exercised the warrant, incorporating Aichi into our network of subsidiaries.

1. Reason for exercising the warrant

The Board of Directors of TICO approved a comprehensive capital and business collaboration agreement with Aichi on April 25, 2002. On May 15, 2002, Aichi issued new common shares and allocated 34% of outstanding shares to TICO. TICO also acquired a warrant that would raise our holding to 51%. TICO exercised the warrant today in order to enhance ongoing business collaboration between TICO and Aichi, and hence, Aichi became a subsidiary of TICO.

2. Summary of Aichi (Consolidated)

(1) Trade name	Aichi Corporation
(2) Representative	Hisao Suzuki, President
(3) Location of head office	Nagoya, Japan
(4) Date of incorporation	February 2, 1962
(5) Description of business	Manufacture and sales of vehicles for electric utilities and telecommunications companies, and other vehicles for construction, cargo handling, shipbuilding and railroads
(6) Date of settlement	March 31
(7) Number of employees	946 (as of March 31, 2003)
(8) Main locations of business	Ageo, Niiharu, Tokyo, Nagoya, Osaka
(9) Share capital	8,542 million yen (as of March 31, 2003)
(10) Number of outstanding shares	58,988,250 shares (as of March 31, 2003)
(11) Major shareholders and shareholding ratios	TICO 34.00%, Nippon Denwa Shisetsu Co., Ltd. 3.51%, UFJ Bank Limited 3.30%

(12) Business results for the two most recent years

(Unit: Millions of yen)

	2002/3/31	2003/3/31
Net sales	36,509	33,935
Gross profit	5,991	6,001
Operating income	(267)	129
Ordinary profit	(112)	(35)
Net income	(2,313)	(3,984)
Total assets	45,326	37,136
Shareholders' equity	15,807	15,188
Dividends per share (yen)	0	0

3. Change in number of shares held by TICO (shareholding ratio)

(1) Shares before exercise of warrant 20,056,000 shares (34.0%)

(2) Shares obtained by exercise of warrant 20,465,000 shares
(Total cash payment to acquire shares: 3,315 million yen)

(3) Shares after exercise of warrant 41,521,000 shares (51.0%)

4. Schedule

May 15, 2003 Date to exercise the warrant

May 15, 2003 Date of cash payment to obtain Aichi's shares

5. Effect on financial results

There is no material effect on TICO's consolidated and non-consolidated financial results for fiscal 2004, the fiscal year ending March 31, 2004.

Exhibit 11

(Brief Description)

May 26, 2003

"Notice Concerning Conclusion of Stock Exchange Agreement"

Toyota Industries Corporation ("TICO") and Sun River Co., Ltd. ("Sun River") have resolved at the meetings of the Board of Directors of each company held today, that Sun River shall become a wholly-owned subsidiary of TICO by way of stock exchange, and have thereby concluded the agreement for the stock exchange.

1. Schedule of stock exchange

May 26, 2003	Board meetings to approve stock exchange agreement Conclusion of stock exchange agreement
June 19, 2003	Shareholders meeting to approve stock exchange agreement (Sun River)
July 18, 2003	Last day for trading Sun River stocks on Sapporo Securities Exchange
July 20, 2003	Sun River stock will be de-listed from Sapporo Securities Exchange
August 1, 2003	Effective date of stock exchange

2. TICO shall perform the stock exchange with Sun River without approval of a shareholders' meeting pursuant to the provisions of Paragraph 1 of Article 358 of the Commercial Code of Japan.

3. Stock exchange ratio

	TICO	Sun River
Stock exchange ratio	1	0.48

4. Number of Treasury Stocks in relation to the stock exchange

TICO will not issue new shares in relation to the stock exchange. TICO will allocate its own shares (Treasury Stocks) to the shareholders of Sun River, and the number of Treasury Stocks to be allocated shall be 299,712 shares.

5. Increase in Capital Stock

The Capital Stock of TICO will not increase as a result of the stock exchange.

6. Cash Distribution Upon Stock Exchange

There will be no cash distribution in relation to the stock exchange.

Exhibit 12

(Brief Description)

Press Release regarding "TICO Established Global Cash Management Structure"

June 2, 2003

Toyota Industries Corporation ("TICO") established a Global Cash Management Structure to achieve more efficient fund utilization for consolidated subsidiaries.

On June 2, 2003 Toyota Industries Finance International AB ("TIFI"), our newly established finance subsidiary in Sweden, assumed fund-raising operations for all of our overseas subsidiaries and began centrally managing the funds of our European subsidiaries.

TIFI draws on the expertise and resources of BT Industries (part of the Toyota Industries Group since June 2000), which has been conducting centralized fund management of its approximately 80 subsidiaries and affiliates over many years. The establishment of TIFI is aimed at achieving greater benefits of synergy by expanding the scope of subsidiaries for centralized fund management.

Also from June 2, 2003, the Company commenced integrated fund management of its domestic subsidiaries. In North America, Toyota Industries North America, Inc. ("TINA") has been centrally managing the funds of our North American subsidiaries since February 2001.

Through close cooperation between the Company, TINA and TIFI, it is now possible to realize centralized fund management covering Japan, North America and Europe for efficient fund and corporate management on a global consolidated basis.

Company profile

1. Company name	Toyota Industries Finance International AB ("TIFI")
2. Location	Mjölby, Sweden
3. Date of establishment	May 2003
4. Share capital	100 million Swedish krona
5. Share distribution	Toyota Industries Sweden AB ("TIS") 100% (TIS is a wholly-owned subsidiary of TICO)
6. Management	Chairman: Yasuharu Toyoda President: Rikard Sagent
7. Business	Fund-raising, loans and other financial services

Exhibit 13

(Brief Description)

Press Release regarding "TICO Establishment of a Materials Handling Equipment Distributor in Australia"

July 1, 2003

Toyota Industries Corporation ("TICO") established a new distributor, Toyota Industries Corporation Australia Pty Limited ("TICA"), in Australia on June 6, 2003. TICA will commence operations from July 1 with the aim of increasing materials handling equipment (including forklift truck) sales in the Australian market.

Until now, Toyota Motor Corporation Australia Limited ("TMCA") in Sydney has carried out the distribution of materials handling equipment in Australia, but with TICA taking over the materials handling equipment sales operations of TMCA, decisions will be made more quickly, whilst allowing for flexible operational management.

TICO, by continuing to establish a strong sales system focusing on TICA, is looking to increase its competitive strengths and maintain an established position in the Australian market.

TICA's planned sales in 2003 are 2,000 units.

TICA COMPANY PROFILE

1. Company name	Toyota Industries Corporation Australia Pty Limited ("TICA")
2. Location	Sydney, New South Wales, Australia
3. Date of establishment	June 6, 2003
4. Start of operations	July 1, 2003
5. Capital	6 million Australian dollars
6. Share distribution	Toyota Industries Corporation 100%
7. President	Hiroyuki Ogata
8. Business	Materials handling equipment sales
9. Employees	Approximately 20
10. Sales volume	2,000 units (planned for 2003)

Exhibit 14

(Brief Description)

Press Release regarding "Notice Concerning Granting of Stock Options (Stock Acquisition Rights)"

July 31, 2003

At its meeting held on July 30, 2003, the Board of Directors of Toyota Industries Corporation ("TICO") determined the details of the terms and conditions of issuance of Stock Acquisition Rights for the purpose of granting stock options, pursuant to Article 280-20 and Article 280-21 of the Commercial Code, which was approved at its 125th Ordinary General Meeting of Shareholders held on June 27, 2003 and we hereby inform you as follows:

The amounts to be paid upon the exercise of stock acquisition rights and other undetermined matters are scheduled to be determined on August 1, 2003, on which date the stock acquisition rights are to be issued.

1. Date of Issuance of Stock Acquisition Rights

   August 1, 2003

2. Total Number of Stock Acquisition Rights to be Issued

   7,500 (the number of stocks to be issued or transferred upon exercise of one Stock Acquisition Right shall be 100.)

3. Issue Price of Stock Acquisition Rights

   No consideration will be paid at the time of issuance of the Stock Acquisition Rights.

4. Class and Number of Stocks to be Issued or Transferred upon Exercise of Stock Acquisition Rights

   750,000 stocks of TICO common stock

5. Amount to be Paid upon Exercise of Stock Acquisition Rights

   Undetermined

6. Aggregate Amount of Issue Price of the Stocks to be Issued upon the Exercise of the Stock Acquisition Rights

   Undetermined

7. Exercise Period of the Stock Acquisition Rights

   From July 1, 2005 to June 30, 2009

8. Conditions of Exercise of Stock Acquisition Rights

   (1) The grantee of the Stock Acquisition Rights should be a director or an employee of TICO at the time of the exercise of Stock Acquisition Rights. In case of voluntary retirement or age-limit retirement, the rights granted to the grantee will be exercisable for up to 18 months following his/her voluntary retirement or age-limit retirement.

   (2) Other conditions shall be provided for in the contracts to be executed between TICO and the grantees of the Stock Acquisition Rights pursuant to the resolution of the Ordinary General Meeting of Shareholders of this year and the resolution of a meeting of the Board of Directors.

9. Portion of Issue Price of the Share Certificates Issued upon the Exercise of Stock Acquisition Rights Not to be Transferred to Capital

   The portion of the issue price of new shares not transferred to capital shall be 50% of the issue price and any fraction less than one (1) yen arising from such calculation shall be discarded.

10. Matter Concerning Transfer of Stock Acquisition Rights

    Transfer of Stock Acquisition Rights shall be subject to the approval of the Board of Directors.

11. Number of Grantees

Directors/Employees: Total 158

[Reference]

(1) Date on which the Board of Directors resolved to propose the issue of Stock Acquisition Rights to the Ordinary General Meeting of Shareholders

April 24, 2003

(2) Date on which the issue of Stock Acquisition Rights was adopted by the Ordinary General Meeting of Shareholders

June 27, 2003

Exhibit 15

(Brief Description)

Press Release regarding "Notice Concerning the Determination of the Exercise Price of Stock Options (Stock Acquisition Rights)"

August 1, 2003

Toyota Industries Corporation ("TICO") hereby makes the following announcement. The Exercise Price of the Stock Acquisition Rights to be issued as stock options, pursuant to Article 280-20 and 280-21 of the Commercial Code, and other related items were determined on the date hereof pursuant to the resolution passed at the meeting of the Board of Directors held on July 30, 2003.

1. Issue Date of Stock Acquisition Rights

   August 1, 2003

2. The Amount to be Paid upon Exercise of Stock Acquisition Rights

   2,074 yen per share

3. 3. Total paid-in value of the stocks of the common stock of the Company to be issued upon exercise of the Stock Acquisition Rights

   1,555,500,000 yen

4. Non-Capitalization of the Exercise Price

   1,037 yen per share

[Reference]

(1) Date of resolution of the Board of Directors that decided to submit the proposal at the 125th Ordinary General Meeting of Shareholders

April 24, 2003

(2) Date of resolution of the 125th Ordinary General Meeting of Shareholders

June 27, 2003

File No. 82-5112

Exhibit 2

FINANCIAL SUMMARY

FY2003 annual

(April 1, 2002 through March 31, 2003)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This Financial summary contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions should be understood in this context. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this summary and are not guarantees of future performance. These projections and forward-looking statements are subject to change without notice, and Toyota Industries Corporation and its Group companies will not necessarily inform you of such changes. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this summary. These risks and uncertainties include, but are not limited to, the following:

i) Domestic and overseas economic conditions, particularly levels of consumer spending, demand for our products and private sector capital expenditure
ii) Adverse changes in laws and regulations, such as trade restrictions and tariffs, or stricter safety or emissions regulations, resulting in higher costs and/or sales restrictions
iii) Currency exchange rate fluctuations, notably involving yen, U.S. dollars, Asian currencies and the euro — the currencies in which Toyota Industries Corporation and its Group companies have holdings and use to conduct their international business
iv) Fluctuations in market prices of securities in which Toyota Industries Corporation and its Group companies have substantial holdings
v) The ability of Toyota Industries Corporation and its Group companies to maintain their strength in many product development and geographical areas, through such means as new product development and launches in highly competitive markets characterized by continual new product introductions, rapid technological advances and fluctuations in demand
vi) Effects of natural disasters, terrorist activities, war or political instability in the markets Toyota Industries Corporation and its Group companies serve
vii) Factors such as greater price competition in Asia, North America and Europe resulting from industry overcapacity or other factors; higher fuel prices or shortages of fuel; labor or other constraints on the ability of Toyota Industries Corporation and its Group companies to restructure their business; work stoppages at their facilities or those of key suppliers; and the discovery of defects in their products resulting in delays in new product launches, recall campaigns, increased warranty costs or litigation.

April 24, 2003

Consolidated Financial Results for FY2003 (April 2002 - March 2003)

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Osaka and Nagoya (Ticker code: 6201) (URL http://www.toyota-industries.com/)
Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Representative person : Tadashi Ishikawa, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for FY2003 consolidated financial results: April 24, 2003
US GAAP: Not Used

1. Financial Highlights for FY2003 (April 1, 2002 - March 31, 2003)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2003	**1,069,218**	**(9.1)**	**52,477**	**(13.3)**	**51,375**	**(7.3)**
FY2002	980,163	(27.7)	46,330	(-2.1)	47,865	(7.5)

	Net income	(% change from previous year)	Net income per share—basic	Net income per share—diluted	Return on equity	Ordinary income on assets	Ordinary income on sales
	Million yen	%	Yen	Yen	%	%	%
FY2003	**21,933**	**(-19.7)**	**70.19**	**62.90**	**2.7**	**3.0**	**4.8**
FY2002	27,311	(20.6)	87.28	78.26	3.0	2.6	4.9

Notes: 1. Equity in net loss of affiliates: FY2003—4,633 million yen,FY2002—928 million yen
2. Average number of shares outstanding in each year (consolidated) : FY2003—307,813,094 shares, FY2002—312,912,039 shares
3. Changes in accounting policies: No change

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2003	**1,650,391**	**738,867**	**44.8**	**2,522.52**
FY2002	1,770,401	878,812	49.6	2,809.54

Note: Number of shares outstanding at end of each year (consolidated) : FY2003—292,777,198 shares, FY2002—312,796,158 shares

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of year
	Million yen	Million yen	Million yen	Million yen
FY2003	**103,183**	**(95,120)**	**57,775**	**136,929**
FY2002	81,078	(106,710)	1,225	71,119

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 118companies
Unconsolidated subsidiaries accounted for under the equity method: 2 companies
Affiliates accounted for under the equity method: 16 companies

(5) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 8 companies, (decrease) 1 company
Equity method : (increase) 3 companies, (decrease) 4 companies

2. Forecasts of Consolidated Financial Results for FY2004 (April 1, 2003 - March 31, 2004)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2004 semi-annual	540,000	27,000	16,000
FY2004	1,100,000	57,000	

Reference: (Forecast) Net income per share—basic (annual): 116.13yen

Overview of Associated Companies

Toyota Industries Corporation and its associated companies (Toyota Motor Corporation ("TMC"), which has Toyota Industries Corporation as an affiliate, Toyota Industries Corporation 's 120 subsidiaries and 24 affiliates) are engaged mainly in manufacture and sales of automobiles and related products, materials handling equipment, textile machinery and others. The associated companies' positions in the businesses and relation to the business segments are shown below.



Customers (Toyota Motor Corporation, Others)
Overseas companies
(Manufacturing subsidiaries)
Michigan Automotive Compressor, Inc.
TD Deutsche Klimakompressor GmbH
ACTIS Manufacturing Ltd., LLC
(Manufacturing subsidiaries)
Toyota Industry (Kunshan)Co., Ltd.
Overseas companies
(Sales・other subsidiaries and affiliates)
BT Industries Group (72 companies)
Toyota Material Handling USA, Inc.
Toyota-Lift of Los Angeles, Inc.
Toyota Truck Norge Group (4 companies)
Toyota Gabelstapler Deutschland GmbH
Toyota Industrial Equipment (UK) Group (2 Companies)
Toyota Industrial Equipment Europe Group (2 Companies)
(Manufacturing subsidiaries・affiliates)
BT Industries Group (7 companies)
Toyota Industrial Equipment Mfg., Inc.
Toyota Industrial Equipment, S.A.
North Vernon Industry Corp.
Overseas companies
(Sales subsidiary)
Toyoda Textile Machinery, Inc.
(Manufacturing subsidiary)
Kirloskar Toyoda Textile Machinery Ltd.
Domestic companies
(Manufacturing subsidiaries)
Aitex Co., Ltd.
Izumi Machine Mfg. Co., Ltd.
Tokyu Co., Ltd.
Tokaiseiki Co., Ltd.
Iwama Loom Works, Ltd.
Mizuho Industry Co., Ltd.
Domestic companies
(Sales subsidiaries)
TOYOTA L&F Tokyo Co., Ltd.
Logistics Planning Tokyo Co., Ltd.
TOYOTA L&F Keiji Co., Ltd.
TOYOTA L&F Shizuoka Co., Ltd.
(Manufacturing affiliate)
Aichi Corporation
(Manufacturing subsidiaries)
Nishina Industrial Co., Ltd.
Suzakanishina Industrial Co., Ltd.
Mino Tokyu Co., Ltd.
Domestic companies
(Manufacturing subsidiary)
Kawamoto System Corporation
(Manufacturing subsidiary)
Hara Corporation
Domestic companies
(Manufacturing subsidiary)
TIBC Corporation
(Manufacturing affiliate)
ST Liquid Crystal Display Corp.
(Manufacturing subsidiary)
SKE Inc.
Automobile
Materials handling equipment
Textile machinery
Others
Toyota Industries Corporation

Management Policy

1. Basic Management Policy

The basic management policies of Toyota Industries Corporation and its Group companies ("Toyota Industries") are as follows:

(1) Toyota Industries is determined to comply with the letter and the spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

(2) Toyota Industries is respectful of the people, culture and tradition of each country and region in which it operates. It also works to promote economic growth and prosperity in those countries and regions.

(3) Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

(4) Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

(5) Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that both employees and the Company can realize their full potential.

2. Basic Policy on the Distribution of Profits

Toyota Industries Corporation's dividend policy is based on maintaining stable dividends while giving full consideration to business performance, the dividend payout ratio and other factors as it makes every effort to meet the expectations of shareholders.

Toyota Industries Corporation will use retained earnings to improve the competitiveness of its products, augment production capacity in Japan and overseas, as well as expand into new fields of business and strengthen its corporate constitution in securing future profits for its shareholders. It will also use retained earnings to repurchase treasury stock.

3. Medium- to Long-Term Management Strategies

In the medium to long term, Toyota Industries seeks to increase profitability and strengthen its management base. The Group seeks to grow by placing a high priority on research and development, thereby enabling the Group to bring to market leading-edge products and services.

For Toyota Industries, it is a top priority to develop safe, environmentally friendly products, which are of high quality and satisfy changing customer needs. Toyota Industries is also determined to maintain and enhance its position as a leader in its respective business fields through vigorous sales efforts, superior service, cost reduction activities and constant enhancement of quality throughout all its operations.

Within the Automobile Segment, the Vehicle Business will strive to enhance production engineering technologies and product development capabilities to deliver outstanding customer satisfaction through its assembly of TOYOTA-brand cars for customers. The Engine Business will strive to expand its business scope by strengthening production and development capabilities and playing a greater role in production of diesel engines for the Toyota Group. Also within the Automobile Segment, the Car Air-Conditioning Compressor Business will solidify its global number one position through advanced technologies and superior cost competitiveness.

The Materials Handling Equipment Segment will collaborate with TOYOTA Material Handling Company and the BT Industries Group to enhance its business by expanding its product lineup, bolstering marketing activities and providing global customers with optimal solutions that will

lower their materials handling costs.

The Textile Machinery Segment will continue to produce a high-quality range of weaving and spinning machinery.

Toyota Industries will also strengthen the range and scope of its Electronics Business, including low-temperature polysilicon TFT-LCD panels and electronic substrates for IC chipsets.

For the medium term, Toyota Industries aims to achieve consolidated sales of 1.2 trillion yen, enhance profitability and improve capital efficiency.

4. Basic Stance toward Corporate Governance and Measures for Implementation

Toyota Industries deems it highly important to establish and maintain an organization that can quickly and flexibly respond to changes in the management climate together with a fair, shareholder-oriented management system to promote greater management transparency and carry out effective corporate governance.

Toyota Industries' Board of Directors holds a meeting every month to decide subjects of material importance and supervise business operations. The Company has also instituted the Management Committee and the Business Operation Committee. The Management Committee deliberates upon company-wide strategies while the Business Operation Committee deliberates upon strategies in each business segment. Through these bodies, Toyota Industries Corporation seeks to establish a responsive and efficient management as well as effective internal control system.

In June 2002, the Ordinary General Meeting of Shareholders approved the appointment of one additional external auditor, bringing the total number to five auditors. Further, Toyota Industries has newly established the Audit Office with dedicated staff, enhancing the auditing function for overseeing the performance of its directors.

The Company has strengthened supervision of each division and an internal auditing structure, and regularly holds meetings of the Code of Conduct Council to ensure that it adheres fully to the letter of the law and conducts its management and business affairs based on its basic management policies. Toyota Industries will continue to endeavor to promote its business activities with higher awareness of ethical issues.

Toyota Industries established a new department dedicated to investor relations activities to promote better management transparency. Through such efforts, the Company will continue to ensure a high level of corporate accountability to shareholders and stakeholders.

Business Results and Financial Position

1. Overview of Business results

In fiscal 2003 (ended March 31, 2003), the Japanese economy remained sluggish. In addition to a declining stock market, private sector capital investment continued to be stagnant. Consumer spending remained weak due to employment uncertainties. Overseas, although the European economy was on its way to a slow recovery, the U.S. economy started decelerating in the latter half of the year.

Against this background, total consolidated net sales of Toyota Industries amounted to 1,069.2 billion yen, an increase of 89.1 billion yen, or 9%, compared with fiscal 2002. The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 595.4 billion yen, an increase of 31.9 billion yen, or 6%, over fiscal 2002. Domestic automobile production was solid, thanks to an increase in sales in the latter half of the fiscal year as well as favorable exports. Within this segment, net sales of the Vehicle Business totaled 281.9 billion yen, an increase of 1.8 billion yen, or 1%, over fiscal 2002. Although intensified competition in the domestic small car market resulted in a drop in sales of the Vitz (Yaris in Europe), this decrease was offset by sales of the Corolla for North America, for which production commenced in January 2003. Net sales of the Engine Business totaled 117.6 billion yen, an increase of 2.8 billion yen, or 2%, over fiscal 2002, due mainly to increased sales of AZ-type and UZ-type gasoline engines. In August 2002, production of foundry parts for engines was transferred from the Obu Plant to the Higashichita Plant. In October 2002, the Company jointly established Toyota Motor Industries Poland Sp.zo.o. with Toyota Motor Corporation in Jelcz-Laskowice, Poland, with the intent of strengthening its position in the diesel car market in Europe. Operations are slated to start in early 2005. Net sales of the Car Air-Conditioning Compressor Business totaled 177.9 billion yen, an increase of 24.8 billion yen, or 16%, over fiscal 2002. Vigorous development of new products attuned to customer needs was carried out, together with strengthening sales activities targeting car manufacturers in Europe and the U.S. Production capacity was also bolstered by newly establishing the Higashiura Plant in Aichi Prefecture and relocating the Obu Plant.

Net sales of the Materials Handling Equipment Segment totaled 373.0 billion yen, an increase of 20.0 billion yen, or 6%, over fiscal 2002. Domestic sales showed signs of bottoming out in the second half of fiscal 2003, while an upturn in overseas sales became evident. Development of new products responsive to customer needs included the GENEO-E, a three-wheel electric counterbalanced forklift truck introduced to its lineup in January 2003. Aggressive sales promotion activities were also conducted in cooperation with our distributors. As a result, we achieved a 41.2% share in the Japanese forklift truck market for fiscal 2003, marking a record-high and capturing market share exceeding 40% for the fourth consecutive year. Overseas forklift truck sales were also strong, especially in Australia, Asia and Europe. In April 2002, Toyota Industries Corporation entered into a comprehensive agreement on capital and business collaboration with Aichi Corporation to solidify its superior position in the aerial lift equipment field. Also, in anticipation of expanding demand in China, preparations are underway for local production of forklift trucks at Toyota Industry (Kunshan) Co., Ltd., as well as establishment of a local sales subsidiary. Both facilities are planned to start operations in 2003.

Net sales of the Textile Machinery Segment totaled 48.7 billion yen, an increase of 18.0 billion yen, or 59%, over fiscal 2002, due mainly to a substantial increase in sales of air-jet looms in China. Sales of the JAT710 air-jet loom commenced in January 2003 in line with meeting diversifying and advancing customer needs.

In fiscal 2003, Toyota Industries' ordinary income amounted to 51.3 billion yen, an increase of 3.5 billion yen, or 7%, over fiscal 2002. This increase reflected expanded sales and enhanced

cost-reduction efforts company-wide, offsetting increases in labor costs and pre-production expenses. Net income, however, totaled 21.9 billion yen, a decrease of 5.4 billion yen, or 20%, from fiscal 2002. This decrease was due to falling stock market prices resulting in a loss in investment securities, as well as a loss from disposal of fixed assets that accompanied the relocation of a plant, which was posted as an extraordinary loss.

Net cash provided by operating activities was 103.1 billion yen, an increase of 22.1 billion yen over fiscal 2002. Income before income taxes and depreciation were 43.6 billion yen and 59.1 billion yen, respectively.

Net cash used in investing activities was 95.1 billion yen, a decrease of 11.6 billion yen from fiscal 2002. Payments for acquisition of business in the previous fiscal year offset payments for acquisition of fixed assets of 86.7 billion yen, including the establishment of the Higashiura Plant and the relocation of a plant.

Net cash provided by financing activities was 57.7 billion yen, an increase of 56.5 billion yen over fiscal 2002. This was due mainly to proceeds from issuance of corporate bonds in the amount of 79.6 billion yen. During the year, Toyota Industries Corporation repurchased treasury stock in the amount of 35.1 billion yen.

After translation adjustments, cash and cash equivalents as of March 31, 2003 stood at 136.9 billion yen, an increase of 65.8 billion yen over fiscal 2002.

2. Distribution of Profits for FY2003

Including the interim cash dividend of 10.0 yen per common share, paid in November 2002, and a year-end cash dividend of 12.0 yen per common share, Toyota Industries Corporation intends that total cash dividends for fiscal 2003 will be 22.0 yen per common share, an increase of 3.0 yen per common share over fiscal 2002.

3. Forecast for the Fiscal Year Ending March 31, 2004

Amid the current deflationary trend, Toyota Industries anticipates a package of government-led economic recovery measures will be implemented to positive effect; however, falling global stock prices and continuing uncertainties regarding employment and the U.S. economy will likely result in a rather sluggish business environment overall.

For fiscal 2004, ending March 31, 2004, Toyota Industries forecasts consolidated net sales of 1,100.0 billion yen, ordinary income of 57.0 billion yen and net income of 34.0 billion yen. We are determined to develop new products that are of high quality and accommodate customer needs, as well as enhance sales, service and cost-reduction activities company-wide.

Our projections are based on an exchange rate of ¥115.0=US$1.

Consolidated Balance Sheets

	FY2003 (As of March 31, 2003)	FY2002 (As of March 31, 2002)	Increase (Decrease)
Assets			
Current assets	**371,807**	**295,326**	**76,481**
Cash and deposits	87,840	50,278	37,562
Trade notes and accounts receivable	119,047	107,820	11,227
Marketable securities	52,780	28,820	23,960
Inventories	69,140	70,511	(1,371)
Deferred tax assets	14,072	10,080	3,992
Other current assets	30,924	29,732	1,192
Less—allowance for doubtful accounts	(1,998)	(1,917)	(81)
Fixed assets	**1,278,583**	**1,475,074**	**(196,491)**
Property, plant and equipment	**362,193**	**337,642**	**24,551**
Buildings and structures	118,448	102,659	15,789
Machinery, equipment and vehicles	157,733	149,259	8,474
Tools, furniture and fixtures	16,006	15,482	524
Land	56,254	46,549	9,705
Construction in progress	13,749	23,691	(9,942)
Intangible assets	**96,773**	**94,874**	**1,899**
Software	9,195	6,347	2,848
Goodwill	87,577	88,527	(950)
Investments and other assets	**819,616**	**1,042,557**	**(222,941)**
Investments in securities	762,026	986,354	(224,328)
Long-term loans	10,521	11,533	(1,012)
Long-term prepaid expenses	15,081	11,926	3,155
Deferred tax assets	2,862	2,237	625
Other investments and other assets	29,370	30,621	(1,251)
Less—allowance for doubtful accounts	(247)	(116)	(131)
Total assets	**1,650,391**	**1,770,401**	**(120,010)**

Notes: 1. Accumulated depreciation of property, plant and equipment	465,151	447,600	17,551
2. Liabilities for guarantees	42,995	9,348	33,647
3. Number of shares of treasury stock	20,547,253 shares	503,091 shares	20,044,162 shares
4. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	2,737	2,371	366

(Million yen; amounts less than one million yen are omitted.)

	FY2003 (As of March 31, 2003)	FY2002 (As of March 31, 2002)	Increase (Decrease)
Liabilities			
Current liabilities	**393,365**	**236,639**	**156,726**
Trade notes and accounts payable	117,424	111,251	6,173
Short-term bank loans	78,052	33,371	44,681
Current portion of bonds	20,000	-	20,000
Current portion of convertible bonds	75,692	-	75,692
Other payables	17,406	21,661	(4,255)
Accrued expenses	42,027	36,326	5,701
Accrued income taxes	14,143	8,611	5,532
Deposits received from employees	19,234	18,547	687
Deferred tax liabilities	1,191	493	698
Other current liabilities	8,193	6,375	1,818
Long-term liabilities	**494,164**	**636,094**	**(141,930)**
Bonds	200,300	140,300	60,000
Convertible bonds	-	75,742	(75,742)
Long-term bank loans	36,576	65,941	(29,365)
Deferred tax liabilities	212,355	315,978	(103,623)
Allowance for retirement benefits	34,100	28,839	5,261
Other long-term liabilities	10,832	9,292	1,540
Total liabilities	**887,530**	**872,733**	**14,797**
Minority interest in consolidated subsidiaries	**23,993**	**18,855**	**5,138**
Shareholders' equity			
Common stock	**68,046**	**68,021**	**25**
Capital surplus	**89,364**	**89,326**	**38**
Retained earnings	**269,380**	**253,975**	**15,405**
Net unrealized gain on other securities	**331,667**	**456,415**	**(124,748)**
Translation adjustments	**16,890**	**12,361**	**4,529**
Treasury stock at cost	**(36,483)**	**(1,287)**	**(35,196)**
Total shareholders' equity	**738,867**	**878,812**	**(139,945)**
Total liabilities and shareholders' equity	**1,650,391**	**1,770,401**	**(120,010)**

Consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	FY2003 (April 1, 2002 - March 31, 2003)	FY2002 (April 1, 2001 - March 31, 2002)	Increase (Decrease)
Net sales	**1,069,218**	**980,163**	**89,055**
Cost of sales	899,702	828,626	71,076
Gross profit	**169,516**	**151,537**	**17,979**
Selling, general and administrative expenses	117,038	105,206	11,832
Operating income	**52,477**	**46,330**	**6,147**
Non-operating income	**26,335**	**23,122**	**3,213**
Interest income	8,985	8,617	368
Dividends income	8,888	7,725	1,163
Other non-operating income	8,461	6,779	1,682
Non-operating expenses	**27,438**	**21,587**	**5,851**
Interest expenses	10,522	10,844	(322)
Other non-operating expenses	16,915	10,743	6,172
Ordinary income	**51,375**	**47,865**	**3,510**
Extraordinary losses	**7,705**	-	**7,705**
Revalued loss of investment securities	4,298	-	4,298
Loss on disposal of property, plant and equipment	3,407	-	3,407
Income before income taxes	**43,669**	**47,865**	**(4,196)**
Income taxes—current	28,120	20,842	7,278
Income taxes—deferred	(7,304)	(1,136)	(6,168)
Minority interest in consolidated subsidiaries	919	847	72
Net income	**21,933**	**27,311**	**(5,378)**
Note: R&D expenses(included in selling, general and administrative expenses and manufacturing cost)	29,705	29,985	(280)

Consolidated Statements of Shareholder's Equity

(Million yen; amounts less than one million yen are omitted.)

	FY2003 (April 1, 2002 - March 31, 2003)	FY2002 (April 1, 2001 - March 31, 2002)	Increase (Decrease)
(Capital surplus)			
Capital surplus at beginning of year	89,326	88,512	814
Increase in capital surplus	38	814	(776)
Conversion of convertible bonds	24	2	22
Gain on disposal of treasury stock	13	-	13
Increase due to merger of a subsidiary	-	811	(811)
Decrease in capital surplus	-	-	-
Capital surplus at end of year	89,364	89,326	38
(Retained earnings)			
Retained earnings at beginning of year	253,975	233,367	20,608
Increase in retained earnings	21,933	27,311	(5,378)
Net income	21,933	27,311	(5,378)
Decrease in retained earnings	6,528	6,703	(175)
Cash dividends	6,246	5,634	612
Bonuses to directors and corporate auditors	282	257	25
Decrease in retained earnings due to merger of a subsidiary	-	811	(811)
Retained earnings at end of year	269,380	253,975	15,405

Consolidated Statements of Cash Flows

(Million yen; amounts less than one million yen are omitted.)

	FY2003 (April 1, 2002 - March 31, 2003)	FY2002 (April 1, 2001 - March 31, 2002)	Increase (Decrease)
Cash flows from operating activities	**103,183**	**81,078**	**22,105**
Income before income taxes	43,669	47,865	(4,196)
Depreciation and amortization	59,154	55,173	3,981
Increase in allowance for doubtful accounts	219	250	(31)
Interest and dividends income	(17,874)	(16,343)	(1,531)
Interest expenses	10,522	10,844	(322)
Equity in net loss of affiliates	4,633	928	3,705
(Increase) decrease in receivables	(7,406)	8,080	(15,486)
Decrease (increase) in inventories	1,252	(1,371)	2,623
Increase (decrease) in payables	5,431	(3,402)	8,833
Others, net	20,417	(173)	20,590
Subtotal	120,020	101,853	18,167
Interest and dividends income received	17,982	16,371	1,611
Interest expenses paid	(10,944)	(10,906)	(38)
Income taxes paid	(23,875)	(26,239)	2,364
Cash flows from investing activities	**(95,120)**	**(106,710)**	**11,590**
Payments for purchases of marketable securities	(1,664)	(5,884)	4,220
Proceeds from sales of marketable securities	8,447	4,212	4,235
Payments for purchases of property, plant and equipment	(86,703)	(73,605)	(13,098)
Proceeds from sales of property, plant and equipment	749	2,617	(1,868)
Payments for purchases of investment securities	(21,896)	(21,120)	(776)
Proceeds from sales of investment securities	9,792	4,032	5,760
Acquisition of subsidiaries' stock resulting in change in scope of consolidation	944	(705)	1,649
Payments for loans made	(1,664)	(3,138)	1,474
Proceeds from collections of loans	2,931	2,575	356
Payments for acquisition of business	-	(23,719)	23,719
Others, net	(6,056)	8,024	(14,080)
Cash flows from financing activities	**57,775**	**1,225**	**56,550**
Increase in short-term bank loans, net	5,886	1,062	4,824
Proceeds from long-term bank loans	21,797	8,048	13,749
Repayments of long-term bank loans	(9,808)	(2,755)	(7,053)
Proceeds from issurances of bonds	79,690	-	79,690
Payments for repurchase of treasury stock	(35,195)	(1,389)	(33,806)
Cash dividends paid	(6,244)	(5,633)	(611)
Cash dividends paid for minority shareholders	(194)	(614)	420
Others, net	1,844	2,507	(663)
Translation adjustments of cash and cash equivalents	(28)	230	(258)
Net increase (decrease) in cash and cash equivalents	65,809	(24,177)	89,986
Cash and cash equivalents at beginning of year	71,119	95,296	(24,177)
Cash and cash equivalents at end of year	136,929	71,119	65,810

Note: Breakdown of cash and cash equivalents by accounts on the consolidated balance sheets

Cash and deposits	86,856	49,679	37,177
Marketable securities	50,072	21,439	28,633

Basis of Presenting Consolidated Financial Statements

1. Scope of consolidation and equity method

(1) Scope of consolidation

	Companies	
Consolidated subsidiaries	118	TIBC Corporation, TOYOTA L&F Tokyo Co., Ltd., Logistics Planning Tokyo Co., Ltd., Altex Co., Ltd., Sun River Co., Ltd., Izumi Machine Mfg. Co., Ltd., TOYOTA L&F Keiji Co., Ltd., Tokyu Co., Ltd., Mino Tokyu Co., Ltd., Advanced Logistics Solutions Co., Ltd.,Teion Shokuhin Ryutsu Co.,Ltd., Toyoda High System, Incorporated, Nishina Industrial Co., Ltd., Suzaka Nishina Industrial Co., Ltd., Tokaiseiki Co., Ltd., Logistec Co., Ltd., SKE Inc., Taikoh Transportation Group (5 companies), SK Maintenance Inc.,Iwama Loom Works, Ltd., Kawamoto System Corporation, Arti Inc., TOYOTA L&F Shizuoka Co., Ltd., Hara Corporation, Mizuho Industry Co., Ltd., Sun Valley Inc.,Sun Staff, Inc., Tokai System Institute Corp., Shine's Inc., Toyoda International Sweden AB, BT Industries Group (63 companies), Michigan Automotive Compressor, Inc., Toyota Industries North America, Inc., Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., ACTIS Manufacturing Ltd., LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., Toyota Industries Personnel Service of America, Inc., TD Deutsche Klimakompressor GmbH, Kirloskar Toyoda Textile Machinery Ltd., Toyota Industry (Kunshan) Co., Ltd., Toyota Truck Norge Group (4 companies), Toyota Industrial Equipment, S.A., Toyota Gabelstapler Deutschland GmbH, Toyota Industrial Equipment (UK) Group (2 companies), Toyota Industrial Equipment Europe Group (2 companies)
Unconsolidated subsidiaries	2	BT Industries Group (2 companies)

(2) Scope of equity method

	Companies	
Unconsolidated subsidiaries	2	BT Industries Group (2 companies)
Affiliates	16	ST Liquid Crystal Display Corp., Aichi Corporation, BT Industries Group (14 companies)

(3)TAL Personnel Service Inc changed its name to Toyota Industries Personnel Service of America, Inc as of October 24, 2002.

2. Changes in scope of consolidation and equity method

Consolidated subsidiaries

	Companies (or Company)	
(Increase)	8	Teion Shokuhin Ryutsu Co.,Ltd.,Suzaka Nishina Industrial Co., Ltd., Taikoh Transportation Group (5 companies), BT Industries Group (1 company)
(Decrease)	1	BT Industries Group(1 company)

Affiliates accounted for under the equity method

	Companies	
(Increase)	3	Aichi Corporation, BT Industries Group (2 companies)
(Decrease)	4	Taikoh Transportation Co., Ltd, BT Industries Group (3 companies)

3. Fiscal years of consolidated subsidiaries

(1) Some consolidated subsidiaries have a closing date other than March 31. The details are given below.

December 31	TIBC Corporation, Sun River Co., Ltd., Izumi Machine Mfg. Co., Ltd., Mino Tokyu Co., Ltd., Toyoda High System, Incorporated, Logistec Co., Ltd., SKE Inc., Taikoh Transportation Group (1 company), SK Maintenance Inc., Kawamoto System Corporation, Arti Inc., Hara Corporation, Mizuho Industry Co., Ltd., Sun Valley Inc., Sun Staff, Inc., Tokai System Institute Corp., Shine's Inc., Toyoda International Sweden AB, BT Industries Group (63 companies), Michigan Automotive Compressor, Inc., Toyota Industries North America, Inc., Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., ACTIS manufacturing Ltd., LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., Toyota Industries Personnel Service of America, Inc., TD Deutsche Klimakompressor GmbH,

Kirloskar Toyoda Textile Machinery Ltd., Toyota Industry (Kunshan) Co., Ltd.,
Toyota Truck Norge Group (4 companies), Toyota Industrial Equipment, S.A.,
Toyota Gabelstapler Deutschland GmbH, Toyota Industrial Equipment (UK) Group (2 companies),
Toyota Industrial Equipment Europe Group (2 companies)

(2) The consolidated financial statements were prepared based on financial statements as of the closing date of each company.

Suzaka Nishina Industrial Co., Ltd. changed its fiscal year-end from May 31 to March 31. Accordingly, this consolidated financial statements includes 10 months of operations.
One Taikoh Group company changed its fiscal year-end from November 30 to March 31. This consolidated financial statements includes 9 months of operations.

4. Significant accounting policies

(1) Valuation of significant assets

a. Marketable securities

Other securities with market value	.... Fair value method using market price at the end of year (Unrealized gains and losses are recorded as a portion of shareholders' equity. Sales cost of marketable securities is determined by the moving average method.)
Other securities without market value	.... At cost determined by the moving average method
b. Inventories	.... Mainly at cost determined by the moving average method

(2) Depreciation and amortization

Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method.
Amortization of intangible assets is computed by the straight-line method.

(3) Significant allowances

a. Allowance for doubtful accounts is estimated by such means as using the percentage of historical experiences in credit losses for ordinary receivables and by examining the feasibility of collection individually for receivables that seem to be uncollectible.

b. For the purpose of preparation for future payments of employees' retirement benefits, allowance for retirement benefits is recorded at the amount incurred based on projected benefit obligations and pension assets at the end of year. Provision for retirement and severance benefits for directors and corporate auditors are recorded at the amounts required at the end of year by a internal rule describing the retirement benefits for directors and corporate auditors.

(4) Accounting for significant lease transactions

Financing leases other than those that are deemed to transfer the ownership of the leased properties to lessees are mainly accounted for by the method similar to that applicable to ordinary operating leases.

(5) Hedge accounting method

Mainly the deferral method of hedge accounting is applied. In case of foreign currency forward contracts, the hedged items are translated at contracted forward rate if certain conditions are met. In FY2003, interest rate swaps are utilized to hedge interest rate exposures of borrowings.The foreign exchange forward contracts and foreign currency options are used to hedge foreign currency risks in transactions denominated in foreign currencies.

(6) Other significant accounting policies for preparing consolidated financial statements

The consumption tax : computed based on the net-of-tax method

5. Valuation of assets and liabilities of consolidated subsidiaries

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

6. Amotization of goodwill

Goodwill is amortized on a straight-line basis over a period generally not exceeding 20 years, except for insignificant goodwill which is charged to income as incurred.

7. Appropriation of retained earnings

The approved amount during the relevant fiscal year is reflected in the consolidated statements of retained earnings.

8. Scope of cash and cash equivalents on the consolidated statements of cash flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, bank deposits to be withdrawn at any time and short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in fair value.

Segment Information

1.Business segment information

(1)FY2003 (April 1, 2002 - March 31, 2003)

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	595,459	373,007	48,740	52,010	1,069,218	-	1,069,218
(2) Intersegment transactions	15,523	89	5	13,078	28,697	(28,697)	-
Total	610,983	373,097	48,745	65,089	1,097,915	(28,697)	1,069,218
Operating expenses	580,875	356,922	46,436	61,177	1,045,412	(28,671)	1,016,740
Operating income	30,107	16,174	2,308	3,912	52,503	(25)	52,477
Assets	328,370	337,453	30,921	51,839	748,584	901,806	1,650,391
Depreciation and amortization	34,156	20,800	1,006	3,486	59,451	(296)	59,154
Capital expenditures	49,379	24,350	2,164	12,067	87,962	(403)	87,559

(2)FY2002 (April 1, 2001 - March 31, 2002)

(Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	563,598	353,042	30,705	32,816	980,163	-	980,163
(2) Intersegment transactions	15,411	44	49	11,055	26,561	(26,561)	-
Total	579,010	353,087	30,754	43,872	1,006,724	(26,561)	980,163
Operating expenses	550,050	339,720	31,145	39,390	960,307	(26,474)	933,832
Operating income	28,960	13,366	(390)	4,481	46,417	(86)	46,330
Assets	317,133	319,334	22,323	31,639	690,431	1,079,969	1,770,401
Depreciation and amortization	33,403	18,882	796	2,306	55,389	(215)	55,173
Capital expenditures	61,023	26,336	522	902	88,785	(465)	88,319

Notes 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors

Materials handling equipment ...Counterbalanced forklifts, warehouse equipment, skid steer loaders

Textile machinery ....Ring spinning frames, air jet looms, water jet looms

Others ....Ball grid array-type plastic package substrates for IC chipsets, casting machines

3. Assets included in the "Eliminations" are mainly cash and deposits, marketable securities and investments in securities of Toyota Industries Corporation.

2.Geographical segment information

(1)FY2003 (April 1, 2002 - March 31, 2003)

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	733,869	192,385	139,514	3,449	1,069,218	-	1,069,218
(2) Intersegment transactions	78,517	1,411	4,899	1,033	85,862	(85,862)	-
Total	812,387	193,796	144,413	4,483	1,155,080	(85,862)	1,069,218
Operating expenses	767,341	187,597	142,468	4,559	1,101,966	(85,225)	1,016,740
Operating income	45,045	6,199	1,945	(75)	53,114	(636)	52,477
Assets	554,033	144,739	223,445	9,758	931,977	718,413	1,650,391

(2)FY2002 (April 1, 2001 - March 31, 2002)

(Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	675,346	180,534	121,035	3,246	980,163	-	980,163
(2) Intersegment transactions	61,097	1,392	5,425	651	68,567	(68,567)	-
Total	736,443	181,927	126,461	3,897	1,048,730	(68,567)	980,163
Operating expenses	695,442	177,442	125,344	4,011	1,002,240	(68,407)	933,832
Operating income	41,001	4,484	1,117	(113)	46,490	(159)	46,330
Assets	511,855	156,188	202,078	5,757	875,879	894,521	1,770,401

Notes: Assets included in the "Eliminations" are mainly cash and deposits, marketable securities and investments in securities of Toyota Industries Corporation.

3.Overseas sales

(1)FY2003 (April 1, 2002 - March 31, 2003)

(Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	192,421	181,347	77,825	451,593
Consolidated sales				1,069,218
Ratio of overseas sales to consolidated sales	18.0%	17.0%	7.3%	42.2%

(2)FY2002 (April 1, 2001 - March 31, 2002)

(Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	181,176	160,455	54,837	396,470
Consolidated sales				980,163
Ratio of overseas sales to consolidated sales	18.5%	16.4%	5.6%	40.4%

Breakdown of Consolidated Net Sales

(Million yen; amounts less than one million yen are omitted.)

	FY2003 (April 1, 2002 - March 31, 2003)		FY2002 (April 1, 2001 - March 31, 2002)		Increase (Decrease)	% Change
	Amount	Component ratio	Amount	Component ratio		
Automobile		%		%		%
Vehicle	281,927	26.4	280,125	28.6	1,802	0.6
Engine	117,669	11.0	114,874	11.7	2,795	2.4
Car air-conditioning compressor	177,914	16.6	153,124	15.6	24,790	16.2
Foundry and others	17,948	1.7	15,473	1.6	2,475	16.0
Subtotal	595,459	55.7	563,598	57.5	31,861	5.7
Materials handling equipment	373,007	34.9	353,042	36.0	19,965	5.7
Textile machinery	48,740	4.6	30,705	3.1	18,035	58.7
Others	52,010	4.8	32,816	3.4	19,194	58.5
Total	1,069,218	100.0	980,163	100.0	89,055	9.1

April 24, 2003

Non-consolidated Financial Results for FY2003 (April 2002 - March 2003)

TOYOTA INDUSTRIES CORPORATION

Stock exchange listings: Tokyo, Osaka and Nagoya (Ticker code: 6201)) (URL http://www.toyota-industries.com/)
Representative person : Tadashi Ishikawa, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for non-consolidated financial results for FY2002: April 24, 2003
Date of the Ordinary General Meeting of Shareholders: June 27, 2003
Provision for interim cash dividends: Provision exists.
Share trading unit: 100 shares

1. Financial Highlights for FY2003 (April 1, 2002 - March 31, 2003)

(1) Non-consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales (% change from previous year)	Operating income (% change from previous year)	Ordinary income (% change from previous year)
	Million yen %	Million yen %	Million yen %
FY2003	**747,637 (7.8)**	**39,410 (4.2)**	**42,321 (5.4)**
FY2002	693,345 (20.5)	37,824 (2.7)	40,140 (8.4)

	Net income (% change from previous year)	Net income per share—basic	Net income per share—diluted	Return on equity	Ordinary income on assets	Ordinary income on sales
	Million yen %	Yen	Yen	%	%	%
FY2003	**20,118 (-19.6)**	**64.63**	**57.96**	**2.5**	**2.8**	**5.7**
FY2002	25,015 (20.1)	79.94	71.72	2.8	2.5	5.8

Notes: 1. Average number of shares outstanding each year: FY2003—307,823,074 shares , FY2002—312,924,039 shares
2. Changes in accounting policies: No change

(2) Cash dividends

	Annual cash dividends per share			Total amount of annual cash dividends	Dividend payout ratio	Total amount of dividends on shareholders' equity
		Interim	Year-end			
	Yen	Yen	Yen	Million yen	%	%
FY2003	**22.00**	**10.00**	**12.00**	**6,631**	**34.0**	**0.9**
FY2002	19.00	9.00	10.00	5,943	23.8	0.7

(3) Non-consolidated financial position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2003	**1,420,342**	**718,041**	**50.6**	**2,451.75**
FY2002	1,565,087	864,293	55.2	2,763.12

Note: 1.Number of shares outstanding at end of each year: FY2003—292,777,198 shares, FY2002—312,796,158 shares
2.Number of treasury stock: FY2003—20,547,253 shares, FY2002—503,091 shares

2. Forecasts of non-consolidated Financial Results for FY2004 (April 1, 2003 - March 31, 2004)

	Net sales	Ordinary income	Net income	Annual cash dividends per share		
				Interim	Year-end	
	Million yen	Million yen	Million yen	Yen	Yen	Yen
FY2004 semi-annual	340,000	19,000	12,500	11.00	-	-
FY2004	700,000	40,000	26,000	-	12.00	23.00

Reference: (Forecast) Net income per share—basic (annual): 88.80 yen

Non-consolidated Balance Sheets

	FY2003 (As of March 31, 2003)	FY2002 (As of March 31, 2002)	Increase (Decrease)
Assets			
Current assets	**240,991**	**180,239**	**60,752**
Cash and deposits	60,188	31,149	29,039
Trade notes receivable	3,059	1,013	2,046
Trade accounts receivable	68,418	64,881	3,537
Marketable securities	52,708	28,377	24,331
Finished goods	3,347	2,377	970
Raw materials	141	156	(15)
Work in process	15,648	19,600	(3,952)
Supplies	3,919	3,181	738
Prepaid expenses	198	127	71
Deferred tax assets	10,807	7,715	3,092
Other current assets	22,622	21,818	804
Less—allowance for doubtful accounts	(68)	(159)	91
Fixed assets	**1,179,351**	**1,384,847**	**(205,496)**
Property, plant and equipment	**225,472**	**221,206**	**4,266**
Buildings	70,847	60,008	10,839
Structures	7,363	6,035	1,328
Machinery and equipment	94,359	94,800	(441)
Vehicles and delivery equipment	1,208	1,154	54
Tools, furniture and fixtures	9,682	9,273	409
Land	35,279	32,383	2,896
Construction in progress	6,730	17,551	(10,821)
Intangible assets	**7,937**	**5,587**	**2,350**
Software	7,937	5,587	2,350
Investments and other assets	**945,941**	**1,158,052**	**(212,111)**
Investments in securities	776,387	994,008	(217,621)
Investments in subsidiaries	142,322	138,734	3,588
Long-term loans	10,887	10,119	768
Long-term prepaid expenses	11,804	9,475	2,329
Other investments and other assets	4,621	5,733	(1,112)
Less—allowance for doubtful accounts	(82)	(18)	(64)
Total assets	**1,420,342**	**1,565,087**	**(144,745)**

Notes:			
1. Accumulated depreciation of property, plant and equipment	340,315	339,988	327
2. Liabilities for guarantees	36,617	4,143	32,474
3. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	2,321	2,047	274

(Million yen; amounts less than one million yen are omitted.)

	FY2003 (As of March 31, 2003)	FY2002 (As of March 31, 2002)	Increase (Decrease)
Liabilities			
Current liabilities	250,849	150,870	99,979
Trade notes payable	5,724	4,777	947
Trade accounts payable	82,854	80,877	1,977
Current portion of binds	20,000	-	20,000
Current portion of convertible bonds	75,692	-	75,692
Other payables	13,702	19,188	(5,486)
Accrued expenses	22,697	20,870	1,827
Accrued income taxes	9,866	5,868	3,998
Advance received	106	115	(9)
Deposits received	1,270	704	566
Deposits received from employees	18,935	18,468	467
Long-term liabilities	451,452	549,923	(98,471)
Bonds	200,000	140,000	60,000
Convertible bonds	-	75,742	(75,742)
Long-term loans	20,000	-	20,000
Deferred tax liabilities	207,829	311,973	(104,144)
Allowance for retirement benefits	22,372	21,056	1,316
Other long-term liabilities	1,250	1,152	98
Total liabilities	702,301	700,794	1,507
Shareholders' equity			
Common stock	68,046	68,021	25
Capital surplus	89,351	89,326	25
Capital reserve	89,351	89,326	25
Retained earnings	265,499	251,835	13,664
Legal reserve	17,004	17,004	-
General reserve	180,557	180,282	275
Reserve for special depreciation	409	125	284
Reserve for reduction of acquisition cost of fixed assets	147	156	(9)
General reserves	180,000	180,000	-
Unappropriated retained earnings at end of year	67,937	54,547	13,390
<Included net income for year>	*<20,118>*	*<25,015>*	*<-4,897>*
Net unrealized gain on other securities	331,626	456,397	(124,771)
Treasury stock at cost	(36,483)	(1,287)	(35,196)
Total shareholders' equity	718,041	864,293	(146,252)
Total liabilities and shareholders' equity	1,420,342	1,565,087	(144,745)

Non-consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	FY2003 (April 1, 2002 - March 31, 2003)	FY2002 (April 1, 2001 - March 31, 2002)	Increase (Decrease)
Ordinary profits and losses			
Operating revenue and expenses			
Operating revenue	**747,637**	**693,345**	**54,292**
Net sales	747,637	693,345	54,292
Operating expenses	**708,227**	**655,521**	**52,706**
Cost of sales	656,063	609,986	46,077
Selling, general and administrative expenses	52,164	45,534	6,630
Operating income	**39,410**	**37,824**	**1,586**
Non-operating income and expenses			
Non-operating income	**14,768**	**13,094**	**1,674**
Interest income and dividends income	9,575	8,923	652
Other non-operating income	5,193	4,171	1,022
Non-operating expenses	**11,857**	**10,779**	**1,078**
Interest expenses	3,424	3,065	359
Other non-operating expenses	8,433	7,713	720
Ordinary income	**42,321**	**40,140**	**2,181**
Extraordinary losses			
Extraordinary losses	**8,882**	**-**	**8,882**
Revalued loss of investment securities	5,474	-	5,474
Loss on disposal of property, plant and equipment	3,407	-	3,407
Income before income taxes	**33,438**	**40,140**	**(6,702)**
Income taxes—current	20,015	15,320	4,695
Income taxes—deferred	(6,695)	(195)	(6,500)
Net income	**20,118**	**25,015**	**(4,897)**
Unappropriated retained earnings brought forward	50,936	32,347	18,589
Interim cash dividends	3,118	2,815	303
Unappropriated retained earnings at end of year	**67,937**	**54,547**	**13,390**

Proposed Appropriation of Non-consolidated Retained Earnings

(Million yen; amounts less than one million yen are omitted.)

	FY2003	FY2002	Increase (Decrease)
Unappropriated retained earnings at end of year	67,937	54,547	13,390
Reversal of reserve for special depreciation	65	21	44
Reversal of reserve for reduction of acquisition cost of fixed assets	8	9	(1)
Total	68,011	54,578	13,433
The above will be appropriated as follows:			
Cash dividends	3,513 *< 12.00 yen per share>*	3,127 *< 10.00 yen per share>*	386
Bonuses to directors	200	187	13
Bonuses to corporate auditors	23	21	2
Reserve for special depreciation	227	305	(78)
Reserve for reduction of acquisition cost of fixed assets	3	-	3
Unappropriated retained earnings to be carried forward	64,043	50,936	13,107

Note: On November 26, 2002, an interim cash dividend of 10.00 yen per share, or a total of 3,118 million yen was paid.

Changes in Members of the Board of Directors and Corporate Auditors

1. New Candidates for the Board of Directors

	(Current Title)
Shoji Shimo	(General Manager, Overseas Sales & Marketing Dept, TOYOTA L&F Company)
Yutaka Murodono	(General Manager, Global Human Resources Dept)
Ryoji Inoue	(General Manager, AL project)
Hirofumi Tsuji	(General Manager, Fleet Sales & Marketing Dept, TOYOTA L&F Company)
Yukio Yamakita	(General Manager, Sales & Marketing Dept, Textile Machinery Div)
Takaki Ogawa	(General Manager, Engineering Dept, TOYOTA L&F Company)
Kazue Sasaki	(General Manager, Engineering Dept, Engine Div)

2. New Candidate for the Board of Corporate Auditors

	(Current Title)
Masanori Itoh	(Managing Director , Member of the Board)

3. Planned change in the Titles of the Members of the Board of Directors

Senior Managing Director

	(Current Title)
Norio Sato	(Managing Director, Member of the Board)
Masazumi Konishi	(Managing Director, Member of the Board)
Shinjiro Kamimura	(Managing Director, Member of the Board)
Tatsuo Matsuura	(Managing Director, Member of the Board)

Managing Director

	(Current Title)
Shigetaka Yoshida	(Director, Member of the Board)
Masafumi Kato	(Director, Member of the Board)
Yasuharu Toyoda	(Director, Member of the Board)

4. Retiring Members of the Board of Directors

	(Current Title)
Morio Kawamura	(Senior Managing Director, Member of the Board)
Masanori Itoh	(Managing Director, Member of the Board)
Akira Imura	(Managing Director, Member of the Board)
Yoshimitsu Ogihara	(Director, Member of the Board)
Seiji Ueda	(Director, Member of the Board)
Tsuneyoshi Kajiwara	(Director, Member of the Board)
Shinichiro Matsuyama	(Director, Member of the Board)

5. Retiring Member of the Board of Corporate Auditors

	(Current Title)
Tadashi Komiya	(Corporate Auditor)

File No. 82-5112

Exhibit 3

FINANCIAL SUMMARY

FY2004 First Quarter

(April 1, 2003 through June 30, 2003)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This Financial summary contains projections and other forward-looking statements that involve risks and uncertainties. Our uses of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions should be understood in this context. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this summary and are not guarantees of future performance. These projections and forward-looking statements are subject to change without notice, and Toyota Industries Corporation and its Group companies will not necessarily inform you of such changes. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this summary. These risks and uncertainties include, but are not limited to, the following:

i) Domestic and overseas economic conditions, particularly levels of consumer spending, demand for our products and private sector capital expenditure
ii) Adverse changes in laws and regulations, such as trade restrictions and tariffs, or stricter safety or emissions regulations, resulting in higher costs and/or sales restrictions
iii) Currency exchange rate fluctuations, notably involving yen, U.S. dollars, Asian currencies and the euro — the currencies in which Toyota Industries Corporation and its Group companies have holdings and use to conduct their international business
iv) Fluctuations in market prices of securities in which Toyota Industries Corporation and its Group companies have substantial holdings
v) The ability of Toyota Industries Corporation and its Group companies to maintain their strength in many product development and geographical areas, through such means as new product development and launches in highly competitive markets characterized by continual new product introductions, rapid technological advances and fluctuations in demand
vi) Effects of natural disasters, terrorist activities, war or political instability in the markets Toyota Industries Corporation and its Group companies serve
vii) Factors such as greater price competition in Asia, North America and Europe resulting from industry overcapacity or other factors; higher fuel prices or shortages of fuel; labor or other constraints on the ability of Toyota Industries Corporation and its Group companies to restructure their business; work stoppages at their facilities or those of key suppliers; and the discovery of defects in their products resulting in delays in new product launches, recall campaigns, increased warranty costs or litigation.

July 31, 2003

Consolidated Financial Results for FY2004 First Quarter (April 2003 - June 2003)

TOYOTA INDUSTRIES CORPORATION
Stock exchange listings: Tokyo, Osaka and Nagoya (Ticker code: 6201) (URL http://www.toyota-industries.com/)
Head office: 2-1, Toyoda-cho, Kariya-shi, Aichi-ken, 448-8671, Japan
Representative person: Tadashi Ishikawa, President
Contact person: Toshifumi Ogawa, General Manager of Accounting Department (Tel. +81-(0) 566-22-2511)

1. Financial Highlights for FY2004 First Quarter (April 1, 2003 - June 30, 2003)

As Toyota Industries started disclosing its quarterly figures from this fiscal year, comparative figures for the previous fiscal year are not available.

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	Operating income	Ordinary income
	Million yen	Million yen	Million yen
FY2004 First Quarter	279,153	13,673	18,878
FY2003	1,069,218	52,477	51,375

	Net income	Net income per share - basic	Net income per share - diluted
	Million yen	Yen	Yen
FY2004 First Quarter	10,238	34.97	31.41
FY2003	21,933	70.19	62.90

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of Shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2004 First Quarter	1,809,421	822,479	45.5	2,809.23
FY2003	1,650,391	738,867	44.8	2,522.52

(3) Scope of consolidation and equity method

Consolidated subsidiaries: 128 companies
Unconsolidated subsidiaries accounted for under the equity method: 2 companies
Affiliates accounted for under the equity method: 17 companies

(4) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (Increase) 10 companies
Equity method: (Increase) 2 companies, (decrease) 1 company

2. Forecasts of Consolidated Financial Results for FY2004 (April 1, 2003 - March 31, 2004)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2004 Semi-annual	540,000	27,000	16,000
FY2004	1,100,000	57,000	34,000

Reference: (Forecast) Net income per share - basic (annual): 116.13 yen

* Figures for fiscal 2004 have not been revised from those previously announced on April 24, 2003.
* All projections are based on the information available to management at the time of producing this report and are not guarantees of future performance. Certain risks and uncertainties could cause the actual results of Toyota Industries to differ materially from any projections discussed in this report.

Business Results

During the first quarter of fiscal 2004 (the three months from April 1 through June 30, 2003), total consolidated net sales of Toyota Industries amounted to 279.1 billion yen. The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 147.6 billion yen. Within this segment, net sales of the Vehicle Business totaled 68.1 billion yen. This was because in addition to the Vitz (Yaris in Europe) and RAV4, Toyota Industries started production of the Corolla Sedan for North America in January 2003. Net sales of the Engine Business totaled 26.0 billion yen, reflecting the steady demand for gasoline engines. Net sales of the Car Air-Conditioning Compressor Business totaled 49.6 billion yen as a result of vigorous sales promotion activities targeting car manufacturers in the U.S. and Europe.

Net sales of the Materials Handling Equipment Segment totaled 101.9 billion yen, reflecting aggressive sales promotion activities both in Japan and overseas. In May 2003, Toyota Industries acquired a majority stake in Aichi Corporation, with which Toyota Industries previously entered into a comprehensive agreement on capital and business collaboration in 2002. In China, local production of forklift trucks commenced in April 2003 at Toyota Industry (Kunshan) Co., Ltd. Toyota Material Handling (Shanghai) Co., Ltd., a local sales subsidiary, also started operations in June 2003.

Net sales of the Textile Machinery Segment totaled 13.8 billion yen, due mainly to strong sales of air-jet looms in China.

Ordinary income amounted to 18.8 billion yen as a result of enhanced sales promotion and cost-reduction activities as well as improved productivity. Net income totaled 10.2 billion yen.

For fiscal 2004, ending March 31, 2004, Toyota Industries forecasts consolidated net sales of 1,100.0 billion yen and net income of 34.0 billion yen.

Breakdown of Consolidated Net Sales

(Million yen; amounts less than one million yen are omitted.)

	FY2004 First Quarter (April 1, 2003 - June 30, 2003)		FY2003 (April 1, 2002 - March 31, 2003)	
	Amount	Component ratio	Amount	Component ratio
Automobile		%		%
Vehicle	68,131	24.4	281,927	26.4
Engine	26,043	9.3	117,669	11.0
Car air-conditioning compressor	49,616	17.8	177,914	16.6
Foundry and others	3,810	1.4	17,948	1.7
Subtotal	147,602	52.9	595,459	55.7
Materials handling equipment	101,902	36.5	373,007	34.9
Textile machinery	13,854	5.0	48,740	4.6
Others	15,793	5.6	52,010	4.8
Total	279,153	100.0	1,069,218	100.0

Consolidated Balance Sheets

	FY2004 First Quarter (As of June 30, 2003)	FY2003 (As of March 31, 2003)	Increase (Decrease)
Assets			
Current assets	**392,156**	**371,807**	**20,349**
Cash and deposits	79,221	87,840	(8,619)
Trade notes and accounts receivable	131,288	119,047	12,241
Marketable securities	52,828	52,780	48
Inventories	80,737	69,140	11,597
Deferred tax assets	17,231	14,072	3,159
Other current assets	33,016	30,924	2,092
Less - allowance for doubtful accounts	(2,168)	(1,998)	(170)
Fixed assets	**1,417,265**	**1,278,583**	**138,682**
Property, plant and equipment	**380,443**	**362,193**	**18,250**
Buildings and structures	122,978	118,448	4,530
Machinery, equipment and vehicles	163,424	157,733	5,691
Tools, furniture and fixtures	16,301	16,006	295
Land	66,352	56,254	10,098
Construction in progress	11,385	13,749	(2,364)
Intangible assets	**96,388**	**96,773**	**(385)**
Software	9,479	9,195	284
Goodwill	86,909	87,577	(668)
Investments and other assets	**940,433**	**819,616**	**120,817**
Investments in securities	879,983	762,026	117,957
Long-term loans	10,253	10,521	(268)
Long-term prepaid expenses	14,794	15,081	(287)
Deferred tax assets	2,814	2,862	(48)
Other investments and other assets	32,862	29,370	3,492
Less - allowance for doubtful accounts	(275)	(247)	(28)
Total assets	**1,809,421**	**1,650,391**	**159,030**

(Million yen; amounts less than one million yen are omitted.)

	FY2004 First Quarter (As of June 30, 2003)	FY2003 (As of March 31, 2003)	Increase (Decrease)
Liabilities			
Current liabilities	**404,289**	**393,365**	**10,924**
Trade notes and accounts payable	125,325	117,424	7,901
Short-term bank loans	76,761	78,052	(1,291)
Current portion of bonds	20,000	20,000	-
Current portion of convertible bonds	75,690	75,692	(2)
Other payables	15,948	17,406	(1,458)
Accrued expenses	53,912	42,027	11,885
Accrued income taxes	8,062	14,143	(6,081)
Deposits received from employees	17,495	19,234	(1,739)
Deferred tax liabilities	1,164	1,191	(27)
Other current liabilities	9,929	8,193	1,736
Long-term liabilities	**548,744**	**494,164**	**54,580**
Bonds	200,300	200,300	-
Long-term debt	41,145	36,576	4,569
Deferred tax liabilities	260,688	212,355	48,333
Allowance for retirement benefits	32,133	34,100	(1,967)
Other long-term liabilities	14,477	10,832	3,645
Total liabilities	**953,034**	**887,530**	**65,504**
Minority interest in consolidated subsidiaries	**33,907**	**23,993**	**9,914**
Shareholders' equity			
Common stock	**68,047**	**68,046**	**1**
Capital surplus	**89,365**	**89,364**	**1**
Retained earnings	**275,191**	**269,380**	**5,811**
Net unrealized gains on other securities	**404,174**	**331,667**	**72,507**
Foreign currency translation adjustments	**22,184**	**16,890**	**5,294**
Treasury stock at cost	**(36,484)**	**(36,483)**	**(1)**
Total shareholders' equity	**822,479**	**738,867**	**83,612**
Total liabilities and shareholders' equity	**1,809,421**	**1,650,391**	**159,030**

Consolidated Statements of Income

(Million yen; amounts less than one million yen are omitted.)

	FY2004 First Quarter (April 1, 2003 - June 30, 2003)	FY2003 (April 1, 2002 - March 31, 2003)
Net sales	**279,153**	**1,069,218**
Cost of sales	234,661	899,702
Gross profit	**44,491**	**169,516**
Selling, general and administrative expenses	30,817	117,038
Operating income	**13,673**	**52,477**
Non-operating income	**10,241**	**26,335**
Interest income	2,191	8,985
Dividends income	5,151	8,888
Other non-operating income	2,899	8,461
Non-operating expenses	**5,036**	**27,438**
Interest expenses	2,724	10,522
Other non-operating expenses	2,312	16,915
Ordinary income	**18,878**	**51,375**
Extraordinary gains	**621**	**-**
Gains from transition of benefit plan into defined contribution pension plan	621	-
Extraordinary losses	**1,851**	**7,705**
Revalued loss of investment securities	-	4,298
Loss on disposal of property, plant and equipment	-	3,407
Provision for retirement and severance benefits for directors and corporate auditors	1,851	-
Income before income taxes	**17,648**	**43,669**
Income taxes	6,674	20,815
Minority interest in consolidated subsidiaries	735	919
Net income	**10,238**	**21,933**

Segment Information

1.Business segment information

(1)FY2004 First Quarter (April 1, 2003 - June 30, 2003) (Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	147,602	101,902	13,854	15,793	279,153	-	279,153
(2) Intersegment transactions	3,608	88	1	3,009	6,709	(6,709)	-
Total	151,211	101,990	13,856	18,803	285,862	(6,709)	279,153
Operating expenses	143,190	98,083	13,410	17,538	272,222	(6,742)	265,479
Operating income	8,021	3,907	446	1,264	13,639	33	13,673

(2)FY2003 (April 1, 2002 - March 31, 2003) (Million yen; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	595,459	373,007	48,740	52,010	1,069,218	-	1,069,218
(2) Intersegment transactions	15,523	89	5	13,078	28,697	(28,697)	-
Total	610,983	373,097	48,745	65,089	1,097,915	(28,697)	1,069,218
Operating expenses	580,875	356,922	46,436	61,177	1,045,412	(28,671)	1,016,740
Operating income	30,107	16,174	2,308	3,912	52,503	(25)	52,477

2.Geographical segment information

(1)FY2004 First Quarter (April 1, 2003 - June 30, 2003) (Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	186,929	51,993	39,138	1,091	279,153	-	279,153
(2) Intersegment transactions	18,871	266	1,707	317	21,162	(21,162)	-
Total	205,800	52,259	40,845	1,409	300,315	(21,162)	279,153
Operating expenses	195,486	49,793	39,970	1,374	286,624	(21,145)	265,479
Operating income	10,314	2,466	874	35	13,690	(17)	13,673

(2)FY2003 (April 1, 2002 - March 31, 2003) (Million yen; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Outside customer sales	733,869	192,385	139,514	3,449	1,069,218	-	1,069,218
(2) Intersegment transactions	78,517	1,411	4,899	1,033	85,862	(85,862)	-
Total	812,387	193,796	144,413	4,483	1,155,080	(85,862)	1,069,218
Operating expenses	767,341	187,597	142,468	4,559	1,101,966	(85,225)	1,016,740
Operating income	45,045	6,199	1,945	(75)	53,114	(636)	52,477

3.Overseas sales

(1)FY2004 First Quarter (April 1, 2003 - June 30, 2003)

(Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	51,529	50,933	22,388	124,852
Consolidated sales				279,153
Ratio of overseas sales to consolidated sales	18.5%	18.2%	8.0%	44.7%

(2)FY2003 (April 1, 2002 - March 31, 2003)

(Million yen; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	192,421	181,347	77,825	451,593
Consolidated sales				1,069,218
Ratio of overseas sales to consolidated sales	18.0%	17.0%	7.3%	42.3%